FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1   Name and Address of Company:

JED Oil Inc. (“JED”)

P.O. Box 1420, 1601 - 15th Ave.

Didsbury, AB  T0M 0W0

ITEM 2   Date of Material Change:

March 25, 26 and 27, 2008

ITEM 3   News Release:

Press releases were issued for each on March 25, 26 and 27, 2008 via Business Wire (including CNN Matthews).

ITEM 4   Summary of Material Change:

JED announced further extensions of its redemption date of its $40.24 million principal amount of its 10% Senior Subordinated Convertible Notes for the purpose of finalizing terms with the Noteholders’ on March 25 and March 26, 2008.  JED further announced on March 27, 2008 that the company and the Noteholders’ have signed a Note Amending Agreement to restructure the Notes and provide for their redemption.  The Agreement with the Noteholders’ fulfills one (1) of the milestones of the plan filed by JED with the American Stock Exchange to satisfy the Company’s deficiency under the Exchange’s continued listing requirements.

.ITEM 5   Full Description of Material Change:

JED announced further extensions of the redemption date of its $40.24 million principal amount of it’s 10% Senior Subordinated Convertible Notes for the purposes of finalizing terms with the Noteholders’ for a longer extension for the completion of financing and repayment of its Notes on March 25th and March 26th, 2008.  Furthermore, on March 27, 2008 JED issued another news release announcing that JED and a majority of the Noteholders’ have signed a Note Amending Agreement to restructure the Notes and provide for their redemption.  The company has until May 15, 2008 to complete the credit facility offered by a Canadian Chartered Bank for approximately $32 million.  These funds will be used to repay 70% of the principal amount, plus an additional one percent (1%) of the principal amount as an extension fee.  The remaining 30% will remain outstanding as amended and restated Notes, which will pay quarterly interest in the amount of 12% per annum and will mature one (1) year from the issue date.   The interest will be payable in common shares of JED if required by the Company’s bank.  JED will have the right to make prepayments at any time without penalty and will be required to make prepayments of half the net value of proceeds from asset sales after the bank has been repaid the loan value of the assets.  The amended Notes will be convertible at the holders’ option to common shares of JED at an exercise price of one dollar and twenty five cents ($1.25) per share.  The agreement with the Noteholders’ also fulfills one (1) of the milestones of the plan filed by JED with the American Stock Exchange to satisfy the Company’s deficiency under the Exchange’s continued listing requirements

ITEM 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

ITEM 7   Omitted Information:

Not applicable.

ITEM 8   Executive Officer:

Marcia Johnston, V.P., Legal & Corporate Affairs
(403) 335-2105

ITEM 9   Date of Report:

Dated at Didsbury, Alberta on March 27, 2008.